UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, October 19, 2015

In September 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.2 MILLION

PASSENGERS

In September 2015, Avianca Holdings and its subsidiaries carried 2,299,926 passengers, a 5.3% increase over the same period in 2014

In September, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) 2,299,926 passengers, up 5.3% compared to September 2014. Capacity, measured in ASKs (available seat kilometers), increased 9.4%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 8.1%. The growth in ASKs during the period was mainly driven by the new service from Bogota to Los Angeles, and incremental frequencies (from 4 weekly flights to 1 daily flight) from Bogota to London and Barcelona. The load factor for the month was 78.1%.

Domestic markets in Colombia, Peru and Ecuador

In September, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,397,098 travelers, up 5.7% compared to September 2014. Capacity (ASKs) increased 4.2%, while passenger traffic (RPKs) increased 8.4%. As a result, the load factor for the month was 77.4%.

International markets

In September, the affiliated airlines of Avianca Holdings transported 902,828 passengers on international routes, up 4.7% compared to September 2014. Capacity (ASKs) increased 10.9%, while passenger traffic (RPKs) increased 8.0%. The load factor for the month was 78.2%.

Operational Statistics	Sep-15	Sep-14	Δ YOY	3Q 2015	3Q 2014	Δ YOY	YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,300	2,184	5.3%	7,373	6,853	7.6%	20,989	19,321	8.6%
ASK (mm)[2]	3,736	3,415	9.4%	11,618	10,683	8.8%	32,947	30,466	8.1%
RPK (mm)[3]	2,917	2,698	8.1%	9,441	8,689	8.7%	26,262	24,180	8.6%
Load Factor[4]	78.1%	79.0%	-0.9pp	81.3%	81.3%	0.0pp	79.7%	79.4%	0.3pp
Domestic Market
PAX (K)[1]	1,397	1,321	5.7%	4,427	4,036	9.7%	12,662	11,411	11.0%
ASK (mm)[2]	799	767	4.2%	2,462	2,283	7.8%	7,297	6,469	12.8%
RPK (mm)[3]	619	571	8.4%	1,965	1,753	12.1%	5,585	4,975	12.3%
Load Factor[4]	77.4%	74.4%	3.0pp	79.8%	76.8%	3.0pp	76.5%	76.9%	-0.4pp
International Market
PAX (K)[1]	903	862	4.7%	2,946	2,816	4.6%	8,327	7,909	5.3%
ASK (mm)[2]	2,937	2,648	10.9%	9,156	8,400	9.0%	25,649	23,996	6.9%
RPK (mm)[3]	2,298	2,127	8.0%	7,477	6,937	7.8%	20,677	19,205	7.7%
Load Factor[4]	78.2%	80.3%	-2.1pp	81.7%	82.6%	-0.9pp	80.6%	80.0%	0.6pp

1Pax: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs